NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

April 9, 2024

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Andrew Blume
Patrick Fullem Jay Ingram Dale Welcome

Re:	AIRO Group, Inc. Amendment No. 4 to Registration Statement on Form S-4 Filed February 12, 2024 File No. 333-272402

Dear Mr. Welcome and Mr. Blume:

On behalf of AIRO Group, Inc. (the “Company”), we are hereby responding to the letter dated March 13, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 4 to the Registration Statement on Form S-4 filed on February 12, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 5 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 4 Registration Statement on Form S-4 filed February 12, 2024

General

1.	We note your disclosure that Kernel intends to timely request a hearing before the Nasdaq Hearings Panel. Please update this disclosure in your next amendment.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 23, 74, 133, and F-31 of the Amended Registration Statement.

2.	We note your disclosure that the NTA Proposal would remove from Kernel’s charter the requirement that Kernel will not consummate a business combination unless it has net tangible assets of at least $5,000,001 upon consummation thereof. We also note that the proposal is conditioned upon the approval of the Business Combination Proposal and your disclosure that Kernel believes it and the combined entity can rely on the Exchange Act Rule to avoid being treated as a penny stock. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, Kernel would likely no longer meet the Nasdaq listing standards. At that point, it is possible that Kernel would become a penny stock. Please revise disclosure in your Questions and Answers section and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon Kernel’s listing on Nasdaq and discuss the consideration given to this possibility in the Board of Directors’ determination to propose to remove this provision from its charter. Please provide clear disclosure that removal of this provision could result in Kernel’s securities falling within the definition of penny stock and clearly discuss the related risks to Kernel and its investors. In your discussion, please clarify whether the NTA Proposal is conditioned solely upon the approval of the business combination or the business combination’s closing.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 15, 72-73, and 116 of the Amended Registration Statement.

Risk Factors, page 37

3.	Please revise your risk factors section to fully discuss the consequences and related risks to each of Kernel and the combined entity in the event that the NTA Proposal is adopted or is not adopted.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 72-73 of the Amended Registration Statement.

Earnout Shares, page 125

4.	We note your disclosure on page 126, and your responses to comment 1 to our letter dated December 8, 2023 and prior comment 1 to our letter dated August 16, 2023 where you indicate that the earnouts to the equity holders of AIRO Group Holdings, Inc., including the Sponsor earnouts, are expected to be treated as a deemed dividend. Please respond to the following:

●	Provide a thorough analysis regarding how you concluded the Sponsor earnouts were not subject to the guidance in ASC 718. As part of your response, tell us whether any of the Sponsors will be employees or play any role in the combined company after the closing of the business combination. If so, describe the role the Sponsor may play and confirm that none of the Sponsor earnouts are subject to any other contingency or forfeiture provision beyond the revenue target.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considered the “Navigating the requirements for merging with a special purpose acquisition company” No. 2019-03 (Updated 21 March 2024) from Ernst & Young which states, “The accounting guidance for legally outstanding shares differs from the accounting for contracts to issue an entity’s own equity. Nevertheless, combined companies should consider the substance of these types of shares. If the legally issued shares do not have substance as shares (e.g., they have no dividend rights or voting rights, they are forfeitable after a period of time unless a certain share-price level is achieved or a specified event occurs), the combined company should evaluate the arrangement under the guidance for contracts in an entity’s own equity (ASC 480 and ASC 815-40).”

The Company considered the “A closer look at accounting for financial instruments issued by SPACs” No. 2021-03 (dated 3 March 2022) from Ernst & Young which states “If the operating company is determined to be the accounting acquirer and the transaction is accounted for as a reverse recapitalization, the entity should determine whether the earn-out represents a change to a share-based payment arrangement that requires modification accounting under ASC 718 or a new award under ASC 718 in connection with the transaction.”

There is no compensatory services arrangement between Sponsor and Kernel. The sole member of the Sponsor, Mr. Surendra Ajjarapu, is Kernel’s chief executive officer and has been nominated as a director of the Company post-closing. Should he be elected to that role, he will be compensated as an independent director. Mr. Ajjarapu will not otherwise be an employee of the Company or provide any other goods or services to the Company post-closing. His potential service on the Company’s board of directors has no explicit or implicit tie to the potential Sponsor earnout share award.

The earnout arrangement to the Sponsor is a contract to issue shares if the post-closing Company achieves revenue milestones. There is no forfeiture provision nor is there any contingency other than the Company’s achievement of the applicable revenue target. In negotiating the terms of the Business Combination Agreement, Kernel Group Holdings took into account the capital investments provided by the Sponsor to Kernel prior to the business combination in determining that the Sponsor should be entitled to an earnout award based on the performance of the combined post-closing company.

Kernel considered the Sponsor earnout arrangement and noted that issuance is contingent upon the Business Combination Agreement and the post-closing company meeting the revenue milestones. As the business combination is not probable and as the Sponsor shares will be issued by the post-closing company, as opposed to Kernel, and only if certain revenue milestones are met, there is no impact to Kernel’s pre-closing financial statements as a result of the Sponsor earnout arrangement.

The Company considered the Share-Based Payment Considerations section of the Deloitte Financial Reporting Alert 20-6 (dated October 2, 2020 and last updated April 11, 2022) and noted that Sponsor Earnout Shares are not preexisting target awards that are subject to modification consideration nor are they awards that have been granted and are subject to ongoing service requirements, forfeiture or redistribution. Specifically, footnote 16 within that section states “Generally, an earn-out arrangement would be subject to ASC 718 if, in addition to meeting one or more share price levels or other conditions, the holder must provide service to the combined company after the merger date. Therefore, entities should consider whether the counterparty to the arrangement must provide services to the combined company to earn the award.” As there is no explicit or implicit service requirement of the sponsor to the combined company after the merger date, the Company determined that ASC 718 was not applicable to the Sponsor earnout shares.

Furthermore, the Company considered ASC 718-10-15-5 which states that ASC 718 does not apply to transactions involving share-based payment awards granted to a lender or an investor that provides financing to the issuer. Further ASC 718-10-15-4 states “Share-based payments awarded to a grantee by a related party or other holder of an economic interest in the entity as compensation for goods or services provided to the reporting entity are share-based payment transactions to be accounted for under this Topic [ASC 718] unless the transfer is clearly for a purpose other than compensation for goods or services to the reporting entity… An example of a situation in which such a transfer is not compensation is a transfer to settle an obligation of the economic interest holder to the grantee that is unrelated to goods or services to be used or consumed in a grantor’s own operations.” As the primary business purpose is related to the financing the Sponsor provided to Kernel prior to the business combination, which is unrelated to the grantor’s operations, the Company determined that the Sponsor earnout arrangement is not in the scope ASC 718.

●	Explain the relevant accounting literature you considered in concluding the Sponsor earnouts should be treated as deemed dividend, particularly in light of the fact that they were only some of the original shareholders of the “acquired” company for financial statement purposes that received the earnouts. As part of your response, explain any literature that you considered but may have ultimately rejected as part of your analysis.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considered the Classifying Share-Settleable Earn-Out Arrangements and Other Considerations section of the Deloitte Financial Reporting Alert 20-6 (dated October 2, 2020 and last updated April 11, 2022) and noted:

●

“Earn-out arrangements that represent equity-linked instruments are classified as either liabilities or equity instruments on the basis of ASC 815-40 unless such arrangements are within the scope of ASC 718”

●

“Regardless of the classification of an earn-out arrangement, ASC 815-40 requires an entity to recognize the initial fair value of the instrument. The offsetting entry will depend on the facts and circumstances. We believe that for earn-out arrangements with target shareholders, the offsetting entry should be reflected in the same manner as if the entity declared a pro rata dividend to its common shareholders.”

While this guidance specifically mentions target shareholders, if the Sponsor earnout shares are accounted for under ASC 815-40, the Company determined that accounting for the earnout shares as a dividend would also be appropriate. As such, the Company further considered the relevant accounting guidance for deemed dividends in ASC 505-20-20.

Additionally, the Company considered the EY Technical Line No. 2021-03 dated March 3, 2022 which states, “Some believe that the earn-out arrangement represents a distribution to shareholders, akin to a cash dividend, that should be recorded as a reduction in retained earnings. Others believe that because an earn-out arrangement is part of a reverse recapitalization and is negotiated between the sponsor and selling shareholders, it is better represented as an equity restructuring that should be accounted for as a reduction in additional paid-in capital. We generally believe that either approach is acceptable.”

The Company acknowledges that the Sponsor only holds a portion of the Kernel shares pre-closing, and the other Kernel shareholders are not entitled to an earnout award. The Sponsor holds Class B Ordinary Shares and is subject to a lock-up agreement whereby its shares of the Company post-closing will not be freely tradeable immediately following Closing. The other Kernel shareholders hold Class A Ordinary Shares and are not subject to such a lock-up arrangement. In addition, the Sponsor has continued to make extension payments to Kernel so that the business combination can be completed. As such, the Kernel board determined that the Sponsor should benefit if the post-closing Company achieves the earnout targets as outlined in the Business Combination Agreement.

●	Explain whether the Sponsor will receive the Sponsor earnout shares if the revenue targets are met, but the Sponsor no longer holds the AIRO Group Holdings, Inc. shares at the time the target is achieved.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Sponsor will receive the Sponsor earnout shares whether or not it continues to hold shares of the Company at the time the earnout share award is made. The Business Combination Agreement does not condition the issuance of earnout shares on continued ownership in the Company.

●	Explain the business purpose for the Sponsor earnouts and why they were only granted to some of the SPAC shareholders. As part of your response, explain how each of the earnouts was negotiated and how the number of shares and revenue triggers were ultimately determined.

Response:

The Company respectfully acknowledges the Staff’s comment. The primary business purpose of the Sponsor earnout was to keep the Sponsor engaged in completing the business combination on behalf of Kernel Group Holdings. The Sponsor has made the extension payments for purposes of extending Kernel’s existence through the closing of the business combination and continues to be actively involved in coordinating financing efforts on behalf of Kernel to fulfill Kernel’s closing obligations under the terms of the Business Combination Agreement.

The original earnout, as negotiated between Kernel Group Holdings and AIRO Group Holdings, was based on certain revenue and EBITDA projections at the time the Business Combination Agreement was signed in March 2023. The parties subsequently amended the earnout terms as previously disclosed to the Staff to make the awards settleable with a fixed number of shares and clarify that only one earnout award could be earned in each earnout period. As the parties have continued to work toward the closing of the business combination, and additional time has elapsed, the projections for the combined company have also continued to evolve given the anticipated closing date, timing of closing financing, evolving market outlook, and other factors. As a result, at the time of the Second Amendment to the Business Combination Agreement in January 2024, the revenue projections were updated to better reflect anticipated growth for fiscal years 2024, 2025, and 2026. The parties agreed to set the revenue targets at anticipated 25% year-over-year growth following closing of the business combination. At that time, the EBITDA thresholds were removed as they were deemed to be an inaccurate measurement metric for growth at this time and in this industry.

●	Given the terms of the earnout provisions have changed several times since their original issuance, clarify if any the other financial or economic terms were changed in connection with the business combination agreement. In this regard, we note that the revenue targets have been significantly lowered in the current amendment, the EBITDA targets have been eliminated, and the number of shares to be received under each revenue earnout target has been significantly increased.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amendments to the Business Combination Agreement, the First Amendment – Earnout, Second Amendment - Earnout, Third Amendment – Net Tangible Asset outline the only changes to the Business Combination Agreement as of the date of this response. Please see, for reference, those Current Reports on Form 8-K filed by Kernel Group Holdings on February 6, 2024, January 16, 2024, and August 30, 2023. As discussed above, the revenue targets were adjusted in January 2024 to better reflect the Company’s projected financial metrics for fiscal years 2024, 2025, and 2026. The earnout shares attributable to each revenue metric were increased to account for the removal of the EBITDA targets as discussed further above.

AIRO Group Holdings, Inc. – Audited Financial Statements

2. Business Combinations (Restated), page F-109

5.	We note your responses to comments 2 and 3 and the related revisions to your filing. Please address the following comments:

	●	Pursuant to ASC 805-10-25-4 and ASC 805-10-55-10 through -15, tell us in sufficient detail how you determined Airo Group Holdings, Inc. (“Holdings”) represented the accounting acquirer in the Jaunt Air Mobility LLC (“Jaunt”) acquisition. In doing so, tell us whether Holdings was a shell at the March 10, 2022 acquisition date and the reasons for your determination. Address each of the relevant factors described in ASC 805-10-55-12 through -13. Notwithstanding the preceding, also tell us how you determined the 5.3 million shares issued by Holdings had a value of $135 million given the size of Holdings as of the acquisition date.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as described in Footnote 1 on page F-55, Holdings completed a reverse recapitalization with AIRO Drone on February 25, 2022, and as such, Holdings was not a shell company as of the Jaunt acquisition date of March 10, 2022. AIRO Drone’s business is drone-related services, including direct operation of drones and drone systems, provision of drone-derived information, and the development of drone-optimized communication services. AIRO Drone has a workforce engaged in the conversion of input technologies and proprietary processes into outputs for commercial deployment and economic gain. AIRO Drone has current access to a small customer base and recognized nominal revenues in 2020. Based on these factors, management determined that the combined AIRO Drone -Holdings enterprise as of the acquisition date (“Holdings”) met the definition of a business in accordance with ASC 805.

In determining the accounting acquirer in the Jaunt acquisition, the transaction was effected primarily by exchanging equity interests. In accordance with ASC 805-10-55-12 and ASC 805-10-55-13, Holdings noted the following:

●	Voting rights - In conjunction with the acquisition, Jaunt was issued approximately 5.3 million shares which equated to approximately 25% of the total Holdings ownership as of the closing date. The former Jaunt equityholders do not have control of the combined company through their voting rights.
●	Governing body – The governing body (board of directors) of Holdings as of immediately prior to the acquisition of Jaunt did not change as a result of the acquisition.
●	Senior management – Holdings’ senior management did not change as a result of the acquisition.
●	Relative size - Jaunt has greater assets and a greater net loss position than Holdings as of the acquisition date. However, revenues of both entities were nominal, and the expected future activity of Jaunt was not expected to outpace that of the other entities within Holdings.
●	Other pertinent factors and circumstances - Jaunt did not initiate the merger transaction, the Jaunt name was not used for the combined entity, and Jaunt’s headquarters location was not used for the combined entity’s headquarters.

In addition to the factors above, Holdings also considered that the Jaunt business is a new platform of electric air mobility which required proof of concept, certifications, significant funding requirements, etc. Given these restraints and the governing body’s prioritization on growth in training (which was evident through Agile Defense and subsequently Coastal Defense) and uncrewed air systems (which was evident through AIRO Drone and subsequently Sky-Watch), Holdings determined that Holdings (inclusive of AIRO Drone operations) was the accounting acquirer in the acquisition of Jaunt.

The $135 million value given to the shares issued to the Jaunt equity holders was comprised of the 5,343,124 shares issued at $25.27 per share. In accordance with ASC 805-30, Holdings determined it appropriate to use the fair value of the ownership interests transferred by the entity identified as the acquirer to determine the purchase price. As described in Footnote 2 on page F-67, to determine the fair value of the shares issued, Holdings determined the overall enterprise valuation of Holdings as of March 10, 2022 (inclusive of Jaunt) to be $580.2 million, or $25.27 per share, using a discounted cash flow (“DCF”) approach and a DCF approach with a market derived exit multiple.

●	The DCF method involves forecasting future cash flows and terminal value, discounted to present value using a weighted average cost of capital (“WACC”) of 34% that reflects the risk profile of Holdings and the inherent risk related to Holdings’ forecasted cash flows given the early stage of Holdings’ segments. The WACC and Holdings’ cost of equity were derived from historical market rate of return studies and published data.

●	The market derived exit multiples in the hybrid income / market valuation approach were derived from a peer group of guideline public companies with elements of similarity to Holdings as of the future exit date. Guideline public companies were selected based on discussions with management regarding competitors and a screening conducted in S&P Capital IQ. Seven public companies were identified in the Electric Vertical Take-Off and Landing (eVTOL) aircraft industry, and four public companies were identified in the defense industry with similar product and service lines to portions of Holdings. Revenue and EBITDA multiples were selected for each category (eVTOL and Defense) and were weighted based on the relative revenue composition within Holdings of each category. The revenue multiples derived a lower exit value and were assigned a greater weight of 67% as compared to 33% for EBITDA multiples, due to anticipated fluctuation in operating margins beyond the exit date. The alternate terminal value under this approach was discounted to present value using the same WACC described above.

Using the two methodologies (DCF with a conventional terminal value (income approach) and a DCF with market derived exit multiple (hybrid income / market approach)), Holdings assigned a weighting of 40% and 60%, respectively. The greater reliance on the DCF using the market exit multiple reflects the shorter-term projection time horizon reflected in the method as compared to the Gordon Growth method which has a significantly longer-term projection horizon of 14 years before calculating its terminal value. The shorter projection time horizon and the comparison with public companies provides greater reliability. Management has greater visibility on near term projections, and comparable public companies provide some observable inputs to the analysis.

Projected cashflows for Holdings as of March 10, 2022 included forecasts from AIRO Drone, Agile Defense, Holdings and Jaunt entities and were developed by division based on their markets, product features, acquisition candidates and economic and market dynamics. The forecasts make use of contractual orders (both commercial and military), letters of intent, historical performance where available and market data coupled with budgeted research and development (“R&D”) investment and production resources to forecast both short and long-term revenues and profits.

The specialists did not apply a pure market approach, due to the fact that comparable public companies were later stage than Holdings and served as better comparables for Holdings at a future date than on the valuation date(s). In addition, due to the significant near-term changes in future revenues for some business lines within Holdings (some of which are development stage pre-revenue) as well as significant changes in expected future operating margins, applying prevailing market multiples to Holdings metrics on the valuation date(s) (for example, operating losses) would not provide a meaningful estimate of Holdings’ value. Therefore, the DCF with market exit multiple was applied as a substitute for the market approach and was more appropriate for the circumstances. This valuation method is frequently applied under similar circumstances.

In business combinations involving an exchange of equity interests, ASC 805-30-30-2 states that the purchase consideration should be measured based on whether the amount paid, or amounts received are more readily measurable. In this instance, we measured the value of Holdings shares issued, and Jaunt shares acquired independently, and reconciled the amounts.

	●	We note that you accounted for the April 1, 2022 Aspen Avionics (“Aspen”) and Holdings merger as a reverse acquisition with Aspen determined to be the accounting acquirer. Explain how your determination of the fair value of the purchase consideration contemplated and applied the guidance in ASC 805-40-30-2 and ASC 805-40-55-9 through 55-10. In doing so, tell us the percentage of equity interests that Holdings retained after exchanging its common shares with Aspen.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as part of the reverse acquisition, Holdings (legal parent, accounting acquiree) issued 2.6 million shares which resulted in Aspen’s shareholders owning 11% of the 23.5 million issued shares of the combined entity. The remaining 20.9 million shares, or 89% percent of the combined company, were owned by Holdings’ shareholders. As disclosed within Note 1 on page F-39, Aspen Avionics was determined to be the accounting acquirer due to factors including: (i) Aspen Avionics board members holding key positions in the combined company (CEO and COO as well as board seats of the combined company), (ii) Aspen Avionics being the location of the headquarters and providing the staffing for most corporate functions including accounting, (iii) Aspen Avionics initiating the merger transactions, and (iv) Aspen Avionics being larger in both revenue and assets as compared to Holdings immediately prior to the Aspen/Holdings Merger.

While Holdings considered the ratio of ownership as per ASC 805-40-55-10, Holdings also considered the statement therein that says, “fair value of the consideration effectively transferred should be based on the most reliable measure.” Furthermore, Holdings also considered ASC 805-40-30-1 which states “All of the measurement principles applicable to business combinations in Subtopics 805-10, 805-20, and 805-30 apply to a reverse acquisition.”

As such, as described in Note 2 on page F-70, Holdings determined that, in accordance with ASC 805-30 and ASC 805-40-30-2, the acquisition-date fair value of the acquiree’s (Holdings) equity interests and contingent consideration assumed represented the purchase consideration in conjunction with the Aspen/Holdings Merger.

To determine the fair value of the Holdings shares, Holdings determined the overall enterprise valuation of Holdings as of April 1, 2022 (inclusive of Aspen) to be $605.9 million or $25.82 per share using a DCF approach and a DCF approach with a market derived exit multiple.

●	The DCF method involves forecasting future cash flows and terminal value, discounted to present value using a WACC of 34% that reflects the risk profile of Holdings and the inherent risk related to Holdings’ forecasted cash flows given the early stage of Holdings’ segments. The WACC and Holdings’ cost of equity were derived from historical market rate of return studies and published data.

●	The market derived exit multiples in the hybrid income / market valuation approach were derived from a peer group of guideline public companies with elements of similarity to Holdings as of the future exit date. Guideline public companies were selected based on discussions with management regarding competitors and a screening conducted in S&P Capital IQ. Seven public companies were identified in the Electric Vertical Take-Off and Landing (eVTOL ) aircraft industry, and four public companies were identified in the defense industry with similar product and service lines to portions of Holdings. Revenue and EBITDA multiples were selected for each category (eVTOL and Defense) and were weighted based on the relative revenue composition within Holdings of each category. The revenue multiples derived a lower exit value and were assigned a greater weight of 67% as compared to 33% for EBITDA multiples, due to anticipated fluctuation in operating margins beyond the exit date. The alternate terminal value under this approach was discounted to present value using the same WACC described above.

Using the two methodologies (DCF with a conventional terminal value (income approach) and a DCF with market derived exit multiple (hybrid income / market approach)), Holdings assigned a weighting of 40% and 60%, respectively. The greater reliance on the DCF using the market exit multiple reflects the shorter-term projection time horizon reflected in the method as compared to the Gordon Growth method which has a significantly longer-term projection horizon of 14 years before calculating its terminal value. The shorter projection time horizon and the comparison with public companies provides greater reliability. Management has greater visibility on near term projections, and comparable public companies provide some observable inputs to the analysis.

Projected cashflows for Holdings as of April 1, 2022 included forecasts from AIRO Drone, Agile Defense, Holdings, Jaunt, Sky-Watch and Aspen entities and were developed by division based on their markets, product features, acquisition candidates and economic and market dynamics. The forecasts make use contractual orders (both commercial and military), letters of intent, historical performance where available and market data coupled with budgeted R&D investment and production resources to forecast both short and long-term revenues and profits.

The specialists did not apply a pure market approach, due to the fact that comparable public companies were later stage than Holdings and served as better comparables for Holdings at a future date, than on the valuation date(s). In addition, due to the significant near-term changes in future revenues for some business lines within Holdings (some of which are development stage pre-revenue) as well as significant changes in expected future operating margins, applying prevailing market multiples to Holdings metrics on the valuation date(s) (for example operating losses) would not provide a meaningful estimate of the Company’s value. Therefore, the DCF with market exit multiple was applied as a substitute for the market approach and was more appropriate for the circumstances. This valuation method is frequently applied under similar circumstances.

6.	We note your response to comment 3 and your disclosure on page F-112 that “in the absence of a public trading market for the common stock, the Company exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the equity issued in the merger transactions on their respective acquisition dates. These factors included historical and projected operating and financial performance, the valuation of comparable companies, the industry outlook, the likelihood and timing of achieving a liquidity event, and the U.S. and global economic and capital market conditions and outlook.” Please address the following comments related to the valuation of your common stock:

●	For the acquisitions of Jaunt, Sky-Watch A/S, Aspen, and Coastal Defense, Inc., clarify whether the fair value of the common stock issued as consideration was calculated at each specific acquisition date and whether the fair value was determined based upon the future value of the combined merger entities.

	●	Explain in sufficient detail the methodologies and key inputs and assumptions used in the valuations of your common stock. In doing so, tell us if you utilized both the income and market approaches in your valuations. If so, clarify how you weighted the results and, if not, explain why you determined application of a second approach was unnecessary. Ensure you discuss how you determined key assumptions, including, but not necessarily limited to, discount rates, terminal values, event probabilities, market multiples, and revenue and income projections. Clarify if the revenue and income projections utilized were consistent with or directionally mirrored the financial projections disclosed on page 97. If your valuations resulted in a range of possible values, tell us how you determined the final amounts.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as described in Note 2 on page F-52, the fair value of common stock was determined as of the various acquisition dates which resulted in the following per share values:

-$25.27 as of March 10, 2022 which was based on DCF of the AIRO Drone, Agile Defense, Holdings and Jaunt entities

-$25.79 as of March 28, 2022 which was based on DCF of the AIRO Drone, Agile Defense, Holdings, Jaunt and Sky-Watch entities

-$25.82 as of April 1, 2022 which was based on DCF of the AIRO Drone, Agile Defense, Holdings, Jaunt, Sky-Watch and Aspen entities

-$24.68 as of April 26, 2022 which was based on DCF of the AIRO Drone, Agile Defense, Holdings, Jaunt, Sky-Watch, Aspen and Coastal Defense entities. Note that the decrease in share price as of April 26, 2022 versus previous dates was due to the incremental cash flows to the group from the Coastal Defense acquisition does not fully offset the dilution effect of additional shares and other consideration paid for Coastal Defense.

Valuation specialists calculated both a DCF with a conventional terminal value (income approach), and a DCF with market derived exit multiple (hybrid income / market approach) and then assigned a weighting of 40% and 60%, respectively. The greater reliance on the DCF using the market exit multiple reflects the shorter-term projection time horizon reflected in the method as compared to the Gordon Growth method which has a significantly longer-term projection horizon of 14 years before calculating its terminal value. The shorter projection time horizon and the comparison with public companies provides greater reliability. Management has greater visibility on near term projections, and comparable public companies provide some observable inputs to the analysis.

The specialists did not apply a pure market approach, due to the fact that comparable public companies were later stage than Holdings, and served as better comparables for Holdings at a future date, than on the valuation date(s). In addition, due to the significant near-term changes in future revenues for some business lines within Holdings (some of which are development stage pre-revenue) as well as significant changes in expected future operating margins, applying prevailing market multiples to Holdings metrics on the valuation date(s) (for example operating losses) would not provide a meaningful estimate of the Company’s value. Therefore, the DCF with market exit multiple was applied as a substitute for the market approach, and was more appropriate for the circumstances. This valuation method is frequently applied under similar circumstances.

Revenue and income projections utilized were consistent with projections on page 97, discounted using a WACC of 34% and a terminal rate of 4%. Projected cashflows for Holdings as of the various dates included forecasts from entities that had made up Holdings as of each given valuation date and were developed by division based on their markets, product features, acquisition candidates and economic and market dynamics. The forecasts incorporate and consider contractual orders (both commercial and military), letters of intent, historical performance where available and market data coupled with budgeted R&D investment and production resources to forecast both short and long-term revenues and profits. Because Holdings’ portfolio companies include both established, revenue-producing businesses and high-growth emerging market businesses, the availability and reliance upon each of these factors in forecasting similarly differs by division, as follows:

●	The Advanced Avionics division, which operates under the Aspen Avionics brand, has been operating for 18 years in an established revenue-producing market. As such, there is considerable economic, market and competitive data available, as well as data on historical market share based on product portfolios and segments served. This data is evaluated with the division’s current products and new product introductions and certifications to forecast revenue. Industry margin information and the division’s historical cost performance and expected cost performance is used in the development of profit forecasts.

●	The Training division consists of military training and commercial training components, both of which operate in established revenue-producing markets. The military training component (Coastal Defense brand) bids task orders under various U.S. military contracts as further described on page 159. Forecasting is based on identifying current assets (aircraft/ground equipment) coupled with planned acquisition of assets to forecast the number of task orders it qualifies for and is likely to obtain. The commercial training component forecast is based on an acquisition model. It considers planned acquisitions of flight schools, anticipated leveraging of other AIRO expertise and uses industry demand metrics readily available from government and industry studies to forecast revenue and profit.

●	The Uncrewed Air Systems division includes both established revenue-generating business and high-growth emerging businesses. The drone manufacturing component (Sky-Watch) is an established revenue-generating business located in Denmark. Forecasts are based on demand for Sky-Watch equipment as evidenced by current or anticipated future contractual arrangements for drone delivery, including the demand pipeline created by the conflict in Ukraine. Forecasts also include organic growth from new product releases scheduled for 2024, 2025 and 2026. The division’s other components, including US-based drone manufacturing and Drone as a Service (“DaaS”), are high-demand, emerging market growth segments. Forecasts are based on operational experience as well as an acquisition model of existing service providers.

●	The Electric Air Mobility (Jaunt Air Mobility brand) division operates in a high growth, emerging markets segment – the Electric Vertical Take-Off and Landing (“eVTOL”) aircraft industry. Forecasts are based on market studies, including those by Goldman Sachs, KPMG and Deloitte referenced on page 156, direct feedback from potential customers, executed letters of intent, and data of identified competitors within the industry.

The market derived exit multiples in the hybrid income / market valuation approach were derived from a peer group of guideline public companies with elements of similarity to Holdings as of the future exit date. Guideline public companies were selected based on discussions with management regarding competitors and a screening conducted in S&P Capital IQ. Seven public companies were identified in the eVTOL aircraft industry, and four public companies were identified in the defense industry with similar product and service lines to portions of Holdings. Revenue and EBITDA multiples were selected for each category (eVTOL and Defense) and were weighted based on the relative revenue composition within Holdings of each category. The revenue multiples derived a lower exit value, and were assigned a greater weight of 67% as compared to 33% for EBITDA multiples, due to anticipated fluctuation in operating margins beyond the exit date.

The fair value of the contingent consideration as of each acquisition date included an initial public offering probability which ranged from 46% to 67% with an incremental 5% at each acquisition date.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew Tucker
Andrew Tucker

cc:	Suren Ajjarapu, AIRO Group, Inc.